Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in thousands)	2014	2013	2014	2013
Income from continuing operations before income taxes	$138,477	$108,833	$192,979	$190,698
Add:
Interest expense	43,127	51,145	88,505	101,759
Portion of rent expense representative of the interest factor	4,749	8,787	9,581	17,410
Income as adjusted	$186,353	$168,765	$291,065	$309,867

Fixed charges:
Interest expense	$43,127	$51,145	$88,505	$101,759
Portion of rent expense representative of the interest factor	4,749	8,787	9,581	17,410
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	7,482	6,960	14,963	13,920
Total fixed charges	$55,358	$66,892	$113,049	$133,089
Ratio of earnings to fixed charges (1)	3.37	2.52	2.57	2.33

(1)
The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. One-third of rent expense is included in fixed charges as the representative portion of interest.